

Mail Stop 3561

April 30, 2010

Mr. Chunfeng Tao
Chief Executive Officer
Silver Pearl Enterprises, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
P.R. China 315803

> **Re: Silver Pearl Enterprises, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 28, 2010**
> **File No. 0-51750**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 8-K Filed April 28, 2010</u>

1. Our records show your file number as 0-51750 rather than 333-124837 that appears on the cover page. Please revise to include the correct file number.

2. Please revise your disclosure in the second paragraph to state whether the report of The Hall Group, CPAs on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or

modified as to uncertainty, audit scope, or accounting principles. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3.   We note your disclosure regarding the material weaknesses in your internal control over financial reporting. Please clarify for us whether this disclosure was meant to describe a reportable event as contemplated by Item 304(a)(1)(v) of Regulation S-K. Please also tell us the effects, if any, the material weaknesses in internal controls had on your interim and annual financial statements and management's plans, if any, or actions already undertaken, for remediating each of the material weaknesses.

4.   Please file an updated letter from The Hall Group, CPAs as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief